ORCHID ISLAND CAPITAL, INC.

3305 Flamingo Drive

Vero Beach Florida 32963

May 13, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Orchid Island Capital, Inc.
Registration Statement on Form S-3
File No. 333-195389
Filed on April 18, 2014

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Orchid Island Capital, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 5:00 p.m., Eastern time, on May 15, 2014 or as soon thereafter as practicable.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to S. Gregory Cope of Hunton & Williams LLP at (804) 788-8388.

[Signature page follows.]

Very truly yours,

ORCHID ISLAND CAPITAL, INC.

By:	/s/ ROBERT E. CAULEY
Name:	Robert E. Cauley
Title:	Chief Executive Officer

[Signature Page to Acceleration Request]